UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 26, 2018

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-212571) AND FORM S-8 (NOS. 333-149302, 333-149301, 333-112797 AND 333-112796) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-223156) AND FORM S-8 (NOS. 333-225082, 333-216361, 333-195098, 333-183110, 333-173899, 333-167232, AND 333-153723) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit 99.1	Regulatory News Service Announcement, “Dismissal of SFO charges against Barclays PLC and Barclays Bank PLC”, dated October 26, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: October 26, 2018	By:	/s/ Sinead Rafferty
	Name:	Sinead Rafferty
	Title:	Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: October 26, 2018	By:	/s/ Sinead Rafferty
	Name:	Sinead Rafferty
	Title:	Assistant Secretary